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                                                                    EXHIBIT 23.4

          I N T E R N A T I O N A L  D A T A  C O R P O R A T I O M
          ---------------------------------------------------------

Morgan Stanley
11/17/99

To whom it may concern:

Per our discussion, you have approval to use the following statistics as stated below:

1. According to International Data Corporation, or IDC, the overall market of regulated, switched and unswitched data and voice traffic is estimated to have generated a total of $212.8 billion in revenues in 1998 and is expected to grow to $252.2 billion by 2002 (Report #18004)

2. The number of switched network access lines is expected to grow from 187.5 million lines in 1998 to 232.6 million by 2002 and CLEC market 5.6% by 2002 (Report #18004, #18020)

3. According to IDC, total DSL line revenue is expected to increase in the U.S. from $14.5 million in 1998 to $5.7 billion in 2003, for a 229% compounded annual growth rate. By 2003, IDC estimates that there will be 12.6 million DSL lines, up from approximately 100,000 DSL lines in 1998 (Report #20328)

4. The number of Internet users worldwide is estimated to have reached approximately 86.6 million in 1997 and is forecasted to grow to approximately
398.6 million by 2002 (Report #19262)

5. It is also estimated that the value of goods and services sold worldwide through the Internet will increase from $15.4 billion in 1997 to over $733.6 billion by 2002 (Report #19262)

Sincerely,

/s/ Alexa McCloughan

Alexa McCloughan
Senior Vice President

                                           5 Speen Street . Framingham, MA 01701
                                             (508) 872-8200 . Fax (508) 935-4015
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